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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☑         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission of other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

TABLE OF CONTENTS

Page
Signature

Exhibit 99.1 - Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date February 28, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

SEC1815(04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOR IMMEDIATE RELEASE

Gushan Environmental Energy Limited Announces

Date of Fourth Quarter and Fiscal 2007 Financial Results

Release and Conference Call with Investors

New York, February 28, 2008 – Gushan Environmental Energy Limited (“Gushan”; NYSE: GU) announces that it will submit its unaudited fourth quarter and fiscal 2007 financial results on Form 6-K to the U.S. Securities and Exchange Commission on Wednesday, March 5, 2008, to be followed by a conference call on the same day at 8:30 a.m. Eastern Standard Time (or 9:30 p.m. Hong Kong Time) to discuss the financial results for the Company’s fourth quarter and fiscal year 2007 ended December 31, 2007.

To join the conference call, please use the dial-in details below:

US Toll Free Number	1.800.510.0178
US Toll Number (for international callers)	1.617.614.3450
Hong Kong Toll Free Number	852.3002.1672
China Toll Free Number	10.800.130.0399
UK Toll Free Number	00.800.280.02002
UK Toll Number (for international callers)	44.207.365.8426
Passcode:	66278379

An audio webcast will also be available at http://www.chinagushan.com

A replay of the call will be available on the same day at 11:00 a.m. Eastern Standard Time (or 12:00 a.m. Hong Kong Time) until March 8, 2008. To listen to the replay, please use the dial in details below:

US Toll Free Number	1.888.286.8010
US Toll Number (for international callers)	1.617.801.6888
Passcode:	43948238

About Gushan Environmental Energy Limited

Gushan Environmental Energy Limited is China’s largest producer of biodiesel, as measured by annual production capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The Company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons. The Company targets to increase its annual production capacity to 400,000 tons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact:

U.S.

Ann Mangold

Hill & Knowlton (New York)

Tel: (1) 212 885 0518

Email: athanasia.sfikas@hillandknowlton.com

Asia

Ellen Chan

Hill & Knowlton (Hong Kong)

Tel: (852) 2894 6213

Email: ellen.chan@hillandknowlton.com.hk